Exhibit 99.1

                             Elan Corporate Bulletin


                              FOR IMMEDIATE RELEASE


    Investors:                                               Media:
    Emer Reynolds                                            Anita Kawatra
    Ph:  353-1-709-4000                                      Ph:  212-407-5755
         800-252-3526                                             800-252-3526



                   ELAN HOLDS ITS AGM, ALL RESOLUTIONS PASSED


      Dublin, Ireland, June 17, 2004 - Elan Corporation, plc today held its annual general meeting. All sixteen shareholder resolutions proposed to the meeting, which covered both corporate resolutions and the establishment of employee equity plans, were passed by the shareholders.

      During the meeting, it was officially announced that Garo Armen, Ph.D. intends to transition from his role as chairman of the board. He had previously informed the board of his desire to do so. The board's nominating committee, chaired by Governor Dick Thornburgh, has recently begun the process of identifying the new chairman. The process is expected to be completed at some point during the second half of 2004.

      Dr. Armen, who is chairman and chief executive officer of Antigenics Inc., has been a director of Elan since February, 1994. He served as Elan's chairman since July 2002, launching and leading the Company's recovery plan, which was successfully completed having exceeded targets in February, 2004.

      Kelly Martin, president and chief executive officer, Elan, commended Dr. Armen's significant contribution to Elan since joining the board and in particular to his contribution as chairman from July 2002 and since.


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     About Elan

     Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE:
     ELN) shares trade on the New York, London and Dublin Stock Exchanges.